UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

XY Labs, Inc.

(Exact Name of Issuer as Specified in its Charter)

Delaware	46-1078182
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

1405 30th St, Suite A,

San Diego, California 92154

(Full mailing address of principal executive offices)

+1 866-200-5685

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context indicates otherwise, as used in this Semi-annual Report, the terms “XY,” “we,” “us,” “our” and the “Company” refer to XY Labs, Inc., a Delaware corporation, and its subsidiaries taken as a whole, unless otherwise noted.

The following discussion summarizes the significant factors affecting the operating results, financial condition and liquidity and cash flows of the Company for the six months ended June 30, 2021. You should read this discussion together with the financial statements, related notes and other financial information included in this Semi-annual Report on Form 1-SA. Except for historical information, the matters discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are forward looking statements that involve risks and uncertainties, including those discussed elsewhere in this Semi-annual Report on Form 1-SA and in the Company’s other filings with the Securities and Exchange Commission, and are based upon judgments concerning various factors that are beyond its control. These risks could cause the Company’s actual results to differ materially from any future performance suggested below.

General Overview

XY Labs, Inc. is a corporation organized under the laws of the State of Delaware. The Company was originally formed as a limited liability company named Ength Degree LLC under the laws of the State of Delaware on June 22, 2012. On May 27, 2016, the Company converted to a Delaware corporation named XY – The Findables Company, and on November 9, 2018, the Company changed its name to XY – The Persistent Company. The Company changed its name to XY Labs, Inc. on May 4, 2021. The Company’s business is focused on creating products for customers to use in everyday life that help them improve the creation, management, and provenance of their personal activities, tasks, entertainment, and data. Not only does this allow users to improve their experience using modern technology, but it also allows them to control and partake in the use and monetization of the data that is generated.

COIN

The Company introduced its COIN application, further referred to solely as COIN, in early 2019. Users can use the COIN application on iOS and Android devices to claim digital location tiles within the COIN application. For claimed tiles, users collect in-app coins, which can be redeemed for different items such as physical products and other crypto assets. The Company introduced paid subscriptions in June 2019, offering users premium features, like higher coin collection per tile, reduced cooldowns, and other features.

COIN can be used in connection with both the Bluetooth Low Energy (BLE) and Near-Field Communication (NFC) versions of the XYO Sentinel. COIN refers to these devices as eXtension devices, or SentinelX (Sentinel eXtension). SentinelX devices help users verify their location data and provide additional rewards as a result. COIN also supports the XYO BridgeX as an eXtension device, specifically for the Homebase feature.

Since launching COIN in 2019, the Company added additional data centric tasks that benefit the user by promoting lifestyle activities, such as physical and mental exercise, real-world location discovery, and additional ways to participate in the global data validation system, such as POI discovery and validation. Social interactions in and the gamification of COIN continue to be the focus of the Company to increase user satisfaction, utility, and engagement.

XYO Network is the data aggregation and validation layer of COIN. XYO Network provides fraud detection, data processing, and data validation for COIN.

The XYO Network

In December 2017, the XYO Network and its underlying protocols were established on the premise that the future of technology will rely heavily on autonomous machines and devices, thereby creating a demand for innovative products and technologies that improve user ability to trust and access data from these sources. In the field of cryptography and consensus protocols, there exists a term called an “oracle”. An oracle refers to a source of data that is accessed by a network of computers and recorded on an immutable chain of cryptographically secured blocks of software hashes. Using its existing location technologies and consumer products, the Company continues to create a data verification network that incorporates cryptographic protocols and blockchain technology. The Company calls this ecosystem of protocols and components the XY Oracle Network, XYO Network for short.

The Company recently started to work on the second full version of the XYO Network with the intention of improving ease of integration, performance, and usage costs along with more actively supporting centralized solutions that also wish to access the functionality of the XYO Network.

XY4 Findables Products

The Company sells XY4+ Bluetooth beacons on its website (available at www.xyfindit.com) as well as through third party distributors. XY4+ offers several improvements from its previous XY3 Bluetooth beacon, including enhanced range, volume, and battery life. Other improvements include a multi-function button, a ring your phone from device feature and an accelerometer used for battery optimization.

XY Findables Applications

The Company provides a downloadable application (“App”) operated on iOS and Android that allows users to manage their XY4+ Bluetooth beacons and track the location of their personal items such as keys, backpacks, and pets. Additional features also include alerts to notify users when such items have been inadvertently left behind.

To use an XY4+ beacon, the user attaches the device to an item he or she wants to make “Findable” by fastening the XY4+ beacon using a key ring and then associates that beacon using the applicable prompts on the App. The App then allows the user to see the last known location on a digital map (Mapbox on Android and Apple Maps on iOS), and to view the distance of the item if it is in broadcast range. Users can all also ring the device from the phone App, which assists the user in finding the lost item.

Critical Accounting Policies

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section is based upon the Company’s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements requires that the Company makes estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosures. On an ongoing basis, the Company evaluates its estimates. The Company bases its estimates on historical experience, performance metrics and on various other assumptions that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results will differ from these estimates under different assumptions or conditions. Please refer to Note 2 – Summary of Significant Accounting Policies of the Financial Statements for details.

Non-GAAP Financial Measures

To supplement the Company’s financial information, which is prepared and presented in accordance with GAAP, the Company uses the following non-GAAP financial measures: Adjusted EBITDA, EBITDA as well as Adjusted EBITDA growth and EBITDA growth. Whereas EBITDA stands for Earnings Before Interest Tax Depreciation Amortization. Adjusted EBITDA is adjusted for provisional liability expenses as well as non-recurring and non-operational expenses. The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company introduced these non-GAAP financial measures for financial and operational decision-making and to evaluate period-to-period comparisons. The Company’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of the Company’s recurring core business operating results. The Company’s management uses judgement to identify items it deems not indicative of the Company’s recurring core business results.

The Company provides specific information regarding the GAAP amounts excluded from these non-GAAP financial measures and evaluating these non-GAAP financial measures together with their relevant financial measures in accordance with GAAP. Please refer to Note 3 – Definitions of Non-GAAP Financial Measures of the Financial Statements for details.

COVID-19

The COVID-19 pandemic created significant uncertainty in the global economy. While the Company cannot determine for certain which effect the COVID-19 pandemic had on its business operations, the Company management believes it had adverse effects to its business, financial position, results of operations and liquidity. Especially given the temporary restrictions in movement of individuals, which the Company’s COIN is based on by users dropping in-app coins in various locations and using it to find in-app coins and identify their geo-positioning. However, the Company was able to successfully grow its business operations, user base as well as revenue in 2021 and 2020. The time frame for which disruptions related to the pandemic will continue is uncertain as is the magnitude of any adverse impacts. Management believes that any negative impacts will be temporary, but there can be no assurance of that.

Adjusted EBITDA during the six months ended June 30, 2021, and 2020, respectively.

The Company realized an adjusted EBITDA of $116,271 during the six months ended June 30, 2021. In 2020, the Company realized a negative adjusted EBITDA of $572,229 during the six months ended June 30, 2020. Adjusted EBITDA increased by $688,501 during the six months ended June 30, 2021, from June 30, 2020. The Company showed a strong operational performance and profitability with increased revenue from COIN, through the growth in partnerships as well as the growth in COIN subscriptions. The Company significantly reduced its Cost of Sales with less reliance on hardware devices to drive its business. Simultaneously the Company maintained its cost controls. Please refer to Results of Operations, and Notes to the Financial Statement for further information on the composition on of the Company’s financial results for the six months ended June 30, 2021, and 2020, respectively.

Results of Operations during the six months ended June 30, 2021, and 2020, respectively.

Revenues: Net Revenue was $4,744,982 and $3,269,140 during the six months ended June 30, 2021, and 2020, respectively. Net Revenue increased by $1,475,842, or 45% in the six months ended June 30, 2021, from June 30, 2020. The increase was mainly driven by the growth in COIN application subscriptions, as well as growth in partnership revenue through COIN. While XY4+ sales were 75% lower compared to the previous period, the increase in COIN revenue more than compensated the decline. The Company continues to strategically invest into the growth of COIN.

Cost of Sales: Cost of Sales were $182,507 and $941,600 during the six months ended June 30, 2021, and 2020, respectively. Cost of Sales decreased by $759,093, or 81% in the six months ended June 30, 2021, from June 30, 2020. The decrease was primarily driven by reduced sales volumes of in XY4+ units in line with lower sales. Also, the Company’s decision to replace the BLE with NFC SentinelX further decreased cost of sales. The cost per unit for the NFC version are significantly lower than for the BLE version.

Research and Development: Expenses for Research and Development were $615,983 and $295,248 during the six months ended June 30, 2021, and 2020, respectively. Research and Development expenses increased by $320,735, or 109% in the six months ended June 30, 2021, from June 30, 2020. Increased development costs are primarily driven by higher personnel expenses. The increase reflects the Company’s focus to further develop COIN, related product integrations and XYO interoperability.

Selling and Marketing: Expenses for Selling and Marketing were $2,125,427 and $1,979,748 during the six months ended June 30, 2021, and 2020, respectively. Selling and Marketing expenses increased by $145,678, or 7% in the six months ended June 30, 2021, from June 30, 2020. The increase was driven by higher online advertising spend, aiming to increasing the COIN user base as well as customer engagement.

General and Administration: Expenses for General and Administration were $2,246,685 and $1,984,092 during the six months ended June 30, 2021, and 2020, respectively. General and Administration expenses increased by $262,593, or 13% in the six months ended June 30, 2021, from June 30, 2020. The increase was primarily due higher personnel related expenses, professional service fees and transaction fees. During the prior period the Company had temporarily reduced salaries and wages for all employees given the uncertainty COVID-19 had posed.

Realized Gain: Realized gain was $3,358,821 and $352,933 during the six months ended June 30, 2021, and 2020, respectively. The main driver of the Company’s realized gain for the six months ended June 30, 2021, was the Company’s divestment of its Boardwalk Flock LLC shareholding, which accounted for $3,000,000.00 in realized gains.

Other Income: Other income was $998,870 and $0 during the six months ended June 30, 2021, and 2020 respectively. Other income related to the PPP Loan that was forgiven under the Small Business Administration framework in July 2021. The Company derecognized the liability as of June 30, 2021.

Other Expenses: Other expenses were $808 and $352,590 during the six months ended June 30, 2021, and 2020, respectively. Other expenses in 2021 were mainly attributable miscellaneous items, while in 2020 mostly related to the write down of a payment processor receivable, as well as the write down of a rent deposit.

Financial Condition, Liquidity and Capital Resources

The Company’s working capital deficiency was as follows:

	As of June 30, 2021	As of December 31, 2020
Current Assets	$5,004,513	$1,454,851
Current Liabilities	$(4,401,597)	$(4,116,344)

Net Working Capital / (Deficiency)	$602,916	$(2,661,492)

Cash Flow from operating activities: Net cash used in operating activities was $403,523 and $1,175,583, during the six months ended June 30, 2021, and 2020, respectively. Net cash used in operating activities decreased by $772,060, or 66% in the six months ended June 30, 2021, from June 30, 2020. The improvement in operating cash flow was mainly attributable to gross margin expansion. The Company was able to further increase its COIN and partnership revenues, which do not require any physical products.

Cash Flow from investing activities: Net cash received from investing activities was $1,389,614 during the six months ended June 30, 2021, while a negative cash contribution of $303,070 was recorded during the six months ended June 30, 2020. Net cash provided by investing activities increased by $1,692,684 in the six months ended June 30, 2021, from June 30, 2020. The increase was driven by the proceeds from the sale of the Boardwalk Flock LLC shareholding, of which the Company received $1,5000,000 during the six months ended June 30, 2021. The Company did not make any investments into property and equipment. The Company purchased crypto assets, which is recognized on the balance sheet.

Cash Flow from financing activities: Net cash provided by financing activities was $536,041 and $1,176,195, during the six months ended June 30, 2021, and 2020, respectively. Net cash provided by financing activities decreased by $640,154, or 54% in the six months ended June 30, 2021, from June 30, 2020. The decrease in financing cash flow was primarily driven by lower receipts under the SBA loan program in 2021 compared to prior year.

Liquidity: The Company realized a net income of $3,841,615 and a net loss of $1,967,793 during the six months ended June 30, 2021, and 2020, respectively. While the Company significantly reduced its loss from operations to $483,843 for the six months ended June 30, 2021, from $1,934,737 for the six months ended June 30, 2022, the net income of $3,841,615 for the six months ended June 30, 2021, was primarily driven by the sale of Boardwalk Flock LLC investment as well as PPP Loan forgiveness. The Company has a history of net losses from inception through 2020. These losses have resulted principally from costs incurred in connection with the development and launch of the Company’s products and services, consulting fees, selling, and marketing expenses and general and administrative expenses. The Company could continue to incur operating losses for the next year as it develops its products and grows its customer base. As a result, the Company will continue to seek funding for its operations. This could possibly include debt financings, the sale of XYO Tokens and/or the sale of additional stock as well as other sources, as the Company deems necessary. If the Company fails to raise capital, such failure could have a negative impact on its financial condition and its ability to pursue its business strategies and continue operations. Those conditions could raise substantial doubt about the Company’s ability to continue as a going concern.

Loans

In August 2016, June 2017 and September 2017, the Company entered into note and warrant purchase agreements with one of the Company’s stockholders. The notes are in the amounts of $150,000, $80,000, and $100,000, respectively, earn interest at 8% per annum and matured in 2020, 2021 and 2021, respectively. The warrants issued in conjunction with these notes allow the stockholder to purchase up to 330,000 shares of the Company’s Class A Common Stock at $1.00 per share. The notes were paid off as of June 30, 2021. The Company reported a principal balance payable on these notes of $0 as of June 30, 2021, and $35,000 as of December 31, 2020, exclusive of warrant discounts.

Off Balance Sheet Arrangements

As of June 30, 2021, and December 31, 2020, the Company had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

Properties

Our headquarter offices are located at 1405 30th St, Suite A, San Diego, California, for which the Company entered a lease agreement commencing in March 2019 and expiring in June 2022. The Company uses the same location as warehouse space. Monthly rent for the combined office and warehouse location is $5,789. Additionally, in May 2020 the Company entered in a monthly sublease agreement for a San Diego downtown office space for a monthly rent of $2,400.

Trend Information

The Company continued to strengthen its COIN business, introduced in 2019, during the six months ended June 30, 2021. COIN contributed net revenues of $4,626,366 during the six months ended June 30, 2021, which constituted 98% of total net sales for the same period and served as the Company’s main revenue driver during the period. This included subscriptions sales, related product offering sales and partnership revenues in connection to COIN. During the six months ended June 30, 2021, the Company netted $499,470 of actual and future COIN obligations related to mainly obligations related to users in-app coin redemptions against revenue. The Company intends to further increase its marketing and operational efforts to grow the COIN business. The application enables users to easily collect crypto assets and other products through the possibility to redeem in-app coins. It is the Company’s expectation that blockchain technology and related crypto assets will increase in relevance in the future, leading to a larger customer base and further engagement. The Company intends to further build out the interoperability between the XYO Network and COIN. The XYO Network is also being further developed for future business use cases under the umbrella of the XYO Foundation, a wholly owned subsidiary of the Company formed in October 2019. XY4+ revenue decreased to $231,034 from $849,695 during the six months ended June 30, 2021, and 2020 respectively.

Item 2. OTHER INFORMATION

None.

Item 3. FINANCIAL STATEMENTS

XY Labs, Inc.

BALANCE SHEETS

	June 30, 2021 (unaudited)	December 31, 2020 (audited)
Assets
Current assets:
Cash	$1,922,188	$400,056
Receivables from payment processors, net	300,506	288,760
Accounts receivable	814,107	324,952
Note receivable	1,500,000	—
Inventory, net	467,710	441,083

Total current assets	5,004,513	1,454,851
Crypto asset	147,552	64,486
Property and equipment, net	79,599	98,125
Right of use asset, net	63,421	95,132
Other assets	39,552	49,995

Total assets	$5,334,637	$1,762,589

Liabilities and Stockholders’ Equity/(Deficit)
Current liabilities:
Accounts payable and accrued expenses	$597,388	$584,884
Stock payable	1,442,400	1,442,400
Lease liability, current portion	68,418	69,131
Stockholder notes payable, current portion	—	29,137
Deferred revenue, current portion	319,881	287,136
Other current liabilities	1,973,511	1,703,656

Total current liabilities	4,401,597	4,116,344
Lease liability, net of current portion	—	33,683
Notes payable	967,275	1,507,452

Total liabilities	5,368,872	5,657,479
Commitments and contingencies (please refer to notes)
Stockholders’ deficit:
Undesignated preferred stock; $0.0001 par value; 30,000,000 shares authorized, none issued or outstanding at June 30, 2021 and December 31, 2020	—	—
Class B Common Stock; $0.0001 par value; 40,000,000 shares authorized at June 30, 2021 and December 31, 2020; 32,285,900 shares issued and outstanding at June 30, 2021 and December 31, 2020	3,229	3,229
Class A Common Stock; $0.0001 par value; 60,000,000; shares authorized at June 30, 2021 and December 31, 2020; 11,760,375 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	1,175	1,175
Additional paid-in capital	21,717,371	21,698,330
Accumulated deficit	$(21,756,010)	$(25,597,624)

Total stockholders’ deficit	(34,235)	(3,894,890)

Total liabilities and stockholders’ deficit	$5,334,637	$1,762,589

See accompanying notes to financial statements.

XY Labs, Inc.

STATEMENTS OF OPERATIONS

		For the Six Months ended, June 30
		2021 (unaudited)		2020 (unaudited)
Sales	$	4,744,982	$	3,269,140
Cost of sales		(182,507)		(941,600)

Gross profit		4,562,475		2,327,540
Operating expenses:
Research and development		615,983		295,248
Selling and marketing		2,125,427		1,979,748
General and administrative		2,246,685		1,984,092
Impairment expense		58,224		3,189

Total operating expenses		5,046,318		4,262,278

Loss from operations		(483,843)		(1,934,737)
Realized gain		3,358,821		352,933
Interest expense		(31,424)		(33,399)
Other income		998,870		—
Other expense		(808)		(352,590)

Net income/(loss)	$	3,841,615	$	(1,967,793)

See accompanying notes to financial statements.

XY Labs, Inc.

STATEMENTS OF STOCKHOLDERS’ EQUITY/(DEFICIT)

	Class B Common Stock		Class A Common Stock		Additional paid-in	Accumulated	Total stockholders’
	Stocks	Amount	Stocks	Amount	capital	deficit	equity
Balance at December 31, 2019	32,285,900	3,229	4,225,373	422	19,827,774	(20,555,966)	(724,541)
Issuance of shares under public offering, net of offering costs	—	—	—	—	1,763,799	—	1,763,799
Conversion of stock payable to equity	—	—	4,025	—	32,200	—	32,200
Exercise of stock options	—	—	7,530,977	753	74,557	—	75,310
Net loss	—	—	—	—	—	(5,041,658)	(5,041,658)

Balance at December 31, 2020	32,285,900	3,229	11,760,375	1,175	21,698,330	(25,597,624)	(3,894,890)
Stock-based compensation	—	—	—	—	19,039	—	19,039
Net income	—	—	—	—	—	3,841,615	3,841,615

Balance at June 30, 2021	32,285,900	$3,229	11,760,375	$1,175	$21,717,369	$(21,756,008)	$(34,235)

See accompanying notes to financial statements.

XY Labs, Inc.

STATEMENTS OF CASH FLOWS

		For the Six Months ended, June 30
		2021 (unaudited)		2020 (unaudited)
Operating activities:
Net income/(loss)	$	3,841,615	$	(1,967,793)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization		50,236		74,102
Loss on crypto assets		—		4,129
Stock based compensation expense		18,390		(178,994)
Proxy token-based compensation expense		46,127		—
Realized gain for sale of Boardwalk Flock LLC		(3,000,000)		—
PPP loan principal amount and accrued interest forgiveness		(998,870)
Discount on Stockholder notes payable		5,863		8,122
Changes in assets and liabilities:		—
Receivables from online payment processors		(444,330)		455,651
Accounts receivable		(56,573)		(230,511)
Inventory		(26,628)		63,565
Other assets		34,862		135,594
Accounts payable and accrued expenses		(156,390)		(24,255)
Deferred revenue and sales allowance		88,955		(79,019)
Coin Liability		268,965		654,726
Other current liabilities		(75,745)		(90,900)

Net cash used in operating activities		(403,523)		(1,175,583)

Investing activities:
Net purchases of Crypto assets		(110,386)		(24,373)
Proceeds from the sale of investments		1,500,000
Proceeds from the sale of property and equipment		—		3,913

Net cash provided by (used in) investing activities		1,389,614		(303,070)

Financing activities:
Repayment of stockholder notes payable		—		(181,987)
Repayment of notes payable		(35,000)		(70,884)
Net change in line of credit		155,437		0
Proceeds from SBA Loans		450,000		1,487,610
Payments on leases		(34,396)		(58,544)

Net cash provided by financing activities	$	536,041	$	1,176,195

Net increase in cash and cash equivalents		1,522,133		(302,457)
Cash and cash equivalents, beginning of period		400,056		377,225

Cash and cash equivalents, end of period	$	1,922,189	$	74,768

Supplemental disclosures of cash flow information:
Interest paid	$	13,582	$	33,399
Taxes paid	$	5,062	$	8,082
Non-cash investing and financing activities:

Issuance of note receivable on sale of Boardwalk Flock LLC.	$	1,500,000	$	—

See accompanying notes to financial statements.

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Description of Business

XY Labs, Inc. (the “Company”) is a corporation organized under the laws of the State of Delaware. The Company was originally formed in June 2012. In May 2016, the Company changed its name from Ength Degree, LLC to XY – the Findables Company and converted from a Delaware limited liability company to a Delaware corporation pursuant to applicable conversion statutes of the Delaware General Corporation Law. On November 9, 2018, the Company changed its name to XY – The Persistent Company. The Company changed its name to XY Labs, Inc. on May 4, 2021.

The Company had two revenue drivers during the six months ended June 30, 2021. COIN is a consumer-focused mobile application that enables the collection of in-app coins which can be redeemed for crypto assets. During the six months ended June 30, 2021, the Company realized gross revenues of $5,125,836 through XYO and COIN partnerships and subscriptions, while the sale of XY4+ products accounted for $231,034 of gross revenue.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).

Use of Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in its financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, useful lives of property and equipment, value of crypto assets, stock options and warrants issued, fair value of services received, coin liability for in-app activity, evaluation of goodwill and intangible assets for impairment and valuation of deferred tax assets. Actual results may differ from these estimates and these differences may be material.

Crypto assets

Crypto assets, mainly Ethereum, Bitcoin and XYO Tokens, are recorded as assets on the balance sheet. Crypto assets purchased are recorded at cost and crypto assets earned through the sale of Ethereum-based ERC20-compatible Tokens to be used via the XYO Network (the “XYO Tokens”) or other products are accounted for in connection with the Company’s revenue recognition policy disclosed below. As the Company’s native XYO Token is a self-created intangible asset with a cost basis of $0, XYO tokens are not recorded on the balance sheet, unless the Company has purchased through a market transaction. Purchased XYO Tokens are recorded at cost and impaired for any decline in value.

Crypto assets held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the crypto asset at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

During the six months ended June 30, 2021 and 2020, respectively, the Company expensed $58,158 and $6,378 as impairments related to crypto assets received and held. The crypto assets were impaired when the carrying value exceeded the fair value. The impairment charge was not reversed when the quoted price increased in subsequent periods.

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

On July 31, 2018, the board of directors of the Company approved the 2018 Proxy Token Plan pursuant to which Proxy Token awards may be authorized and granted to its executive officers, directors, employees, and key consultants. The value of the Proxy Tokens is tied to the value of the Company’s native XYO Token at the time of vesting and vest pursuant to a vesting schedule as determined by the board of directors. Payments made in respect of vested Proxy Tokens will be, as determined by the board of directors, in either (i) cash equal to the value of such Proxy Tokens, or (ii) a number of XYO Tokens with a value equal to the value of such Proxy Tokens. The table below shows the Tokens issued and vested during the six months ended June 30, 2021, and the twelve months ended December 31, 2020, respectively.

	Number of Proxy Tokens	Weighted Average Exercise Price
Outstanding at December 31, 2019	199,790,212	$0.0085
Granted	—	—
Forfeited	(151,916,297)	0.0048

Outstanding at December 31, 2020	47,873,915	$0.0049
Granted	—	—
Exercised	(11,091,609)	0.0018
Forfeited	—	—

Outstanding at June 30, 2021	36,782,306	$0.0050

Exercisable at June 30, 2021	25,869,975	$0.0049
Total vested or expected to vest	10,912,331	$0.0051

In 2019, the Company issued XYO Token warrants to consultants. The warrants enable the holder to purchase XYO Tokens at a fixed price for up to 10 years. These warrants were deemed to be a form of additional compensation and an obligation, rather than equity, however, as the warrants are tied to an internally developed intangible asset, the XYO Token and no value has been ascribed to them.

As of June 30, 2021, and December 31, 2020, the Company recognized $126,461 and $118,848 respectively as a provisional liability from the proxy token plan. The Company expensed $7,613 in connection with increasing the provision. The market price for XYO Tokens, as published on industry leading information platforms, such as CoinMarketCap and Coinbase, have significantly increased in 2021, making an exercise under the proxy token plan more likely.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash. The Company may maintain cash balances at what it believes are high credit-quality financial institutions. At times, balances at one financial institution may exceed federally insured limits of $250,000. The Company has not experienced any losses in such accounts nor does the Company believe it is exposed to any significant credit risk on cash and cash equivalents.

Concentrations of Customers, Vendors and Suppliers

One vendor accounted for approximately 95% of the Company’s operational purchases during the six months ended June 30, 2021. Comparatively, one vendor accounted for approximately 99% of the Company’s operational purchases during the six months ended June 30, 2020. For the six months ended June 30, 2021, and 2020, the Company had no customer concentration. Most of all sales are made to end customers with immediate payment for purchased goods and services.

Receivables from Payment Processors, net

Receivables from online payment processors are cash due from the third-party online payment service providers for clearing transactions. The cash was paid or deposited by customers or users through these online payment agencies for services provided by the Company. The Company carefully considers and monitors the credit worthiness of the third-party payment service providers used. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Receivable balances are written off when they are deemed uncollectible. Receivables from payment processors were $300,506 and $288,760 on June 30, 2021, and 2020, respectively. No allowance for doubtful accounts was provided for the receivables from online payment processors.

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

Inventory

Inventory is stated at the lower of cost, determined on a weighted average basis, or net realizable value and consists of purchased finished goods. Reserves are provided for slow moving and obsolete inventory, which are estimated based on a comparison of the quantity and cost of inventory on hand to management’s forecast of customer demand. As of June 30, 2021, and December 31, 2020, there were $47,513 and $47,513 reserves for slow moving or obsolete inventory. Net inventory was $467,710 and $441,083 on June 30, 2021, and December 31, 2020, respectively.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the asset (three to five years) using the straight-line method. Leasehold improvements are depreciated over the shorter of the remaining lease term or useful life of the improvement. Maintenance costs are considered period costs and are expensed when incurred.

Accrued COIN Liability

COIN users can collect an in-app coin, which is redeemable for either crypto assets or physical products. The Company sets an internal price for each in-app coin, which is used to determine the USD value that customers can redeem for. Users need to reach a threshold of 10,000 coins before being eligible to redeem their collected coins. The Company records a liability for accrued coins within customer accounts. The accrued COIN liability was $1,686,252.and $1,417,287 as of June 30, 2021, and December 31, 2020, respectively.

Revenue Recognition

Revenues are recognized in accordance with Accounting Standards Codification (“ASC”) 606 – Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues are recognized when control of the promised goods or services is transferred to its customers. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these services. To achieve this core principle, the Company applies the following five steps: (i) identifying the contract with a customer; (2) identifying the performance obligations in the contract; (3) determining the transaction price; (4) allocating the transaction price to performance obligations in the contract; and (5) recognizing revenue when or as the Company satisfies a performance obligation.

During the six months ended June 30, 2021, the Company generated gross sales of $5,356,869 and net sales of $4,744,982. COIN in connection with XYO accounted for 96% of gross sales, while XY4+ accounted for the remaining 4% of gross sales. During the six months ended June 30, 2020, the Company generated gross sales of $4,402,121 and net sales of $3,269,140. XYO and COIN accounted for 79% of gross sales, while XY4+ accounted for 21% of gross sales. As of June 30, 2021 and December 31, 2021, the Company had a liability in the form of deferred revenue of $319,881 and $287,136, respectively.

Products

Revenue from the sales of XY Findit products is recognized upon delivery to website customers and upon delivery to retail store distributors net of an allowance for estimated and actual returns. Revenue from the subscription services is recognized monthly when the service is rendered. The Company allows customers to claim a refund for subscription charges under certain conditions. The allowance for sales returns is estimated based on management’s judgement using historical experience and expectation of future conditions. As of June 30, 2021 and December 31, 2020, the Company set up $160,013 and $103,803, respectively, as a sales and returns allowance.

Mobile Application

The Company operates COIN, a self-developed mobile application that lets users collect in-app coins when they move across and map and collect coins located in map tiles. Users can download the Company’s free-to-use or subscription-based application through digital storefronts such as Google Play and Apple Play. Revenue from subscriptions is recognized over the subscription term as the service is provided, which is mostly monthly, to a lesser amount semi-annually, or annual. Any payments received for usage not provided by the Company is deferred.

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

The Company records revenue generated from the mobile application on a gross basis as the Company acts as the principal in the mobile game arrangements under which the Company controls the specified services before they are provided to the customer. In addition, the Company is primarily responsible for fulfilling the promise to provide the user experience, track coin accumulation and payout, maintain services and has discretion in setting the price for the services to the customer.

The Company also generates revenues from advertising on its application. For a limited number of advertising network arrangements, the transaction price is determined based on a volume-tiered pricing structure, whereby the price per advertising unit in each month is determined by the number of impressions delivered in that month. However, the uncertainty concerning the number of impressions delivered is resolved at the end of each month, therefore, eliminating any uncertainty with respect to the price per advertising unit for each reporting period.

For in-application display advertisements, in-application offers, engagement advertisements and other advertisements, its performance obligation is satisfied over the life of contract (i.e., over time), with revenue being recognized as advertising units are delivered.

Sale of XYO Tokens

There is currently no specific definitive guidance under GAAP or alternative accounting frameworks to account for the production of crypto assets and management exercised significant judgement in determining appropriate accounting treatment for the recognition of revenue for the development of crypto assets. Management examined various factors surrounding the substance of the Company’s operations and the guidance in ASC 606. In the event authoritative guidance is enacted by the Financial Accounting Standards Board, the Company may be required to change its policies which could result in a change in the Company’s financial statements. The Company derives part of its revenue from the sale of XYO Tokens. In consideration for these XYO Tokens the Company received Ether or U.S. dollars, and once received, revenue is recognized.

Use of Crypto Assets

The Company used crypto assets, mainly Ethereum, Bitcoin and its native XYO Tokens, to pay for services, fees, and COIN user redemptions, i.e., COIN users can exchange in-app coins for crypto assets. If the market value of a specific crypto asset dropped below its carrying value on the balance sheet, the Company realized an impairment charge. The impairment charge related to crypto assets was $58,224 and $9,567 for the six months ending June 30, 2021, and 2020, respectively. When the Company used crypto assets to pay for services provided, fees or COIN user redemptions, the difference between the then current market value and the carrying value was realized as gain. The total realized gain related to crypto assets was $304,302 during the six months ended June 30, 2021. The total realized gain related to crypto assets was $93,823 during the six months ended June 30, 2020.

Sales Tax

Sales tax collected from customers and remitted to various government agencies is on a net basis (excluded from sales) in the statements of operations.

Cost of Sales

Cost of sales includes the cost of product, packaging, inbound freight, and any other direct costs associated with receipt of goods. Other costs, including purchasing, receiving, quality control, and warehousing are classified as general and administrative expenses.

At times, the Company provides free products to its customers. These free products are accounted for in accordance with ASC 605-50, Revenue Recognition-Customer Payments and Incentives and the cost of the product is recognized in cost of sales.

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

Warranty Costs

The Company warrants its products in line with state and federal law. Under the Company’s terms and conditions, a “no return” policy is applied. However, in justified cases the Company accept returns, offer exchanges and replacements within 60 days after the purchase. The Company’s history of costs associated with any repair or replacement of product have been insignificant, and as such, the Company provides, by a current charge to cost of sales, any costs of replacement obligations for products sold. During the six months ended June 30, 2021, and 2020, respectively warranty expenses were not material.

Research and Development Costs

The Company expenses research and development costs as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including professional service costs, contracted services, license agreements and other outside costs.

Goodwill and Purchased Intangibles

The Company records intangible assets based on the fair value of the assets acquired. In determining the fair value of the assets acquired, the Company utilizes extensive accounting estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired. The Company uses the discounted cash flow method to estimate the value of intangible assets acquired.

All the Company’s intangible assets are subject to amortization and are amortized using the straight-line method over their estimated period of benefit. These intangible assets consist of trade names, software, podcast content and non-compete agreements.

Goodwill is recorded when the consideration paid for an acquisition exceeds the fair value of the identified net tangible and intangible assets of acquired businesses. The allocation of purchase price for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired and liabilities assumed based on their respective fair values. The Company uses the discounted cash flow method to estimate the value of intangible assets acquired. Additionally, the Company determine whether an acquired entity is considered a business or a set of net assets as a portion of the purchase price can only be allocated to goodwill in a business combination.

The Company assesses goodwill and indefinite lived intangible assets for impairment using fair value measurement techniques on an annual basis during the fourth quarter of the year, or more frequently if indicators of impairment exist. When impaired, the carrying value of goodwill is written down to fair value. The Company recognized impairment charges on goodwill and purchased intangible assets, other than crypto assets, of $0. during the six months ended June 30, 2021 (see Note 5).

Online and Offline Advertising Costs

The Company mainly uses online advertising to market its products to customers. The main online advertising platforms that the Company used during the period ended June 30, 2021, were Facebook and Google. The costs are expensed as incurred. Online advertising costs during the six months ended June 30, 2021, and 2020, respectively were $2,074,116 and $1,979,748.

Stock Based Compensation

The Company accounts for share based compensation arrangements through the measurement and recognition of compensation expense for all option-based payment awards to employees, consultants and directors based on estimated fair values. For employees and directors, fair value is measured at the date of grant and remains constant during the vesting of the grant. For all others, fair value is measured at each date on which vesting of the grant occurs. The Company uses the Black-Scholes option valuation model to estimate the fair value of options and warrants at the date of grant. The Black-Scholes option valuation model requires the input of subjective assumptions to calculate the value of warrants and options. The Company uses comparable company data among other information to estimate the expected price volatility and the forfeitures when they occur.

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized when the rate change is enacted. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

The Company adopted the accounting guidance for uncertainty in income taxes. The Company recognizes tax positions in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. As of June 30, 2021, and December 31, 2020, respectively, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company’s tax returns are subject to examination by the Federal taxing authorities for a period of three years from the date they are filed and a period of four years for California taxing authorities. Years open for tax examinations are 2016 through 2020.

Going Concern

During the six months ended June 30, 2021, the Company realized a net income of $3,841,615. The Company incurred a net loss of $1,967,793 during the six months ended June 30, 2020. Prior losses have resulted principally from costs incurred in connection with development and launch of its product, consulting fees, selling, and marketing, and general and administrative expenses. The Company could potentially incur further operating losses for the next year as it focusses on product and customer base growth. As a result, the Company could seek to fund its operations through equity and/or debt financings or other sources, as it deems necessary. If the Company fails to raise capital or generate liquidity through the sale of assets, it will have a negative impact on its financial condition and its ability to pursue its business strategies. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, which establishes ASC 326, Financial Instruments – Credit Losses. The ASU revises the measurement of credit losses for financial assets measured at amortized cost from an incurred loss methodology to an expected loss methodology. The ASU affects trade receivables, debt securities, net investment in leases, and most other financial assets that represent a right to receive cash. Additional disclosures about significant estimates and credit quality are also required. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses. This ASU clarifies that receivables from operating leases are accounted for using the lease guidance and not as financial instruments. In May 2019, the FASB issued ASU No. 2019-05, Targeted Transition Relief, which amends ASC 326. This ASU provides an option to irrevocably elect to measure certain individual financial assets at fair value instead of amortized cost. In November 2019, the FASB issued ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments – Credit Losses. The ASU clarifies the treatment of expected recoveries for amounts previously written off on purchased receivables, provides transition relief for troubled debt restructurings, and allows for certain disclosure simplifications of accrued interest. The effective date will be the first quarter of fiscal year 2021. The ASUs will be adopted using a modified-retrospective approach. The Company is evaluating the potential effects on the consolidated financial statements.

Credit losses (ASU 2016-13) – In June 2016, the FASB issued accounting guidance to introduce a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. The new guidance will apply to loans, accounts receivable, trade receivables, other financial assets measured at amortized cost, loan commitments and other off-balance sheet credit exposures. The new guidance will also apply to debt securities and other financial assets measured at fair value through other comprehensive income. The new guidance was effective January 1, 2020. We do not expect the adoption to have a material impact on our financial statements.

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

Subsequent events

Management evaluated subsequent events related to the historical financial statements through September 27, 2021, the date which the financial statements were available to be issued.

The Company was forgiven the initial PPP loan principal amount of $987,610 and accrued interest balance of $11,260 as of July 19, 2021. As a result, the Company reduced its PPP loan balance by a total of $998,870 and recognized the same amount as other income as of June 30, 2021. The Company recorded related interest expense through June 30, 2021.

Note 3 – Non-GAAP Financial Measures

The following table provides a reconciliation from Adjusted EBITDA to Net income/loss as reported under GAAP during the six months ended June 30, 2021, and 2020 respectively:

	For the Six Months ended, June 30
	2021 (unaudited)	2020 (unaudited)
Adjusted EBITDA	$116,271	$(572,229)
Provisional liability expenses	(325,175)	(1,108,434)
Non-recurring expenses	(109,575)	—
Non-operational expenses	(56,904)	(178,994)

EBITDA	(375,383)	(1,859,658)

Depreciation	(50,236)	(75,080)
Impairment	(58,224)	(3,189)

Loss from operations	(483,843)	(1,934,737)

Realized gain	3,358,821	352,933
Interest expense	(31,424)	(33,399)
Other income	998,870	—
Other expense	(808)	(352,590)

Net income/(loss)	$3,841,615	$(1,967,793)

The Company collects and analyzes operating and financial data to evaluate the business performance. In addition to revenue, net income (loss), loss from operations, and other results under GAAP, the Company uses Adjusted EBITDA, as well as revenue and EBITDA, to assess its financial performance. The calculation of these non-GAAP financial measures may differ from similarly titled non-GAAP measures reported by other companies. These non-GAAP financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with GAAP.

To reconcile from Loss from operations to EBITDA, the Company excludes all depreciation and impairment charges. The Company does not consider them as operationally driven expenses and are excluded in the financial performance assessment. To reconcile to adjusted EBITDA from EBITDA, the Company excludes all expenses related to provisional liabilities, non-recurring and non-operational expenses.

While the Company acknowledges that these expenses incurred, they are not considered reflective of the operational performance of the Company. Provisional liability expenses incurred to set up provisional liabilities under GAAP. Non-recurring expenses relate to expenses that the Company did not expect to occur again. Non-operational expenses are related to expenses that are not considered part of the operational performance of the Company. The Company uses judgement to identify relevant transactions.

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

Note 4 – Crypto Assets

The Company held the following crypto assets:

As of June 30, 2021

	Units	Gross balance	Impairment charge	Net balance
BTC	0.08	$2,757	$165	$2,593
DAI	5,042.00	$5,042	$—	$5,042
ETH	4.10	$10,707	$3,314	$7,393
USDT	55,765.73	$55,766	$—	$55,766
XYO	2,812,857,285	$154,900	$78,120	$76,779

		$229,171	$81,599	$147,572

As of December 31, 2020

	Units	Gross balance	Impairment charge	Net balance
Ether	29.3	$14,505	$1,279	$13,226
XYO	3,760,691,817	100,875	49,615	51,260

		$115,380	$50,894	$64,486

During the six months ended June 30, 2021, the Company recorded $109,575 for goods and services paid for with crypto assets, mainly through Ethereum and XYO Tokens. To determine the USD equivalent for crypto asset transactions, the Company used daily market price information as published on CoinMarketCap for the respective crypto assets at the day of receipt.

During the six months ended June 30, 2021, the Company purchased Bitcoin, Ethereum and other crypto assets for $110,386. The Company recognized an impairment charge of $58,223 in connection to crypto assets held during the six months ended June 30, 2021.The Company also used decentralized exchanges to exchange crypto assets. The Company exchanged multiple crypto assets during the six months ended June 30, 2021. The received crypto assets were valued at the market value on the day of the exchange and subsequently impaired if the market price for a crypto asset declined below its carrying value. The Company exchanged crypto assets equivalent to $197,860 during the six months ended June 30, 2021.

Note 5 – Goodwill and Intangible Assets

The Company acquired Parallel Holdings Inc. (publicly referred to as LayerOne) and Crypto 101 Media LLC in 2018. LayerOne was a geospatial blockchain company and Crypto 101 is a media company engaged in the business of developing, distributing and operating podcasts and other content related to cryptocurrencies, initial coin offerings and blockchain technology, which were complementary to the inhouse developed geospatial technology.

The total consideration for Parallel Holdings Inc. and Crypto 101 Media LLC was $3,165,904 and $209,575 respectively. Both acquisitions were mostly financed through the Company’s issuance of shares of Class A Common Stock to the respective sellers, Proxy Tokens, and cash. In December 2019, the Company evaluated its investment in Parallel Holdings Inc. and impaired the remaining value of all assets acquired. The Company ceased using the technology associated with LayerOne in 2019 regarding blockchain and geospatial technology.

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

In September 2019, the Crypto 101 assets were transferred to a separate legal entity named Boardwalk Flock LLC, in which the Company continued to hold a stake of 24.34%. As a result of the spin-out, the Company initially recorded an investment of $106,124. After an impairment in 2019, the Company impaired the remaining investment related to Boardwalk Flock LLC in 2020. The investment in Boardwalk Flock LLC was recorded at $0 within other assets in the balance sheet at December 31, 2020. The Company has since sold its shareholding in May 2021 (see note Note 6).

The Company had already fully impaired the goodwill and intangible assets related to the LayerOne acquisition in 2019.

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

Amortization for intangible assets during the six months ended June 30, 2021, and 2020, respectively was $0 and $0.

	As of June 30, 2021	As of December 31, 2020
Intangible assets	$1,432,988	$1,432,988
Goodwill	1,732,916	1,732,916

	3,165,904	3,165,904
Less accumulated amortization	(519,637)	(519,637)

	2,855,842	2,855,842
Spun-out assets, net	(106,124)	(106,124)
Impairment	(2,749,718)	(2,749,718)

Goodwill and intangible assets, net	$—	$—

Note 6 – Divestment of Boardwalk Flock LLC shareholding

The 24.34% shareholding in Boardwalk Flock LLC was divested to Boardwalk Flock LLC on May 17, 2021. The total consideration was $3,000,000, of which $1,500,000 was paid to the Company as of date of signing, and the remaining $1,500,000 are due to be paid before April 1, 2022. Boardwalk Flock LLC will also reimburse XY Labs, Inc. for any K1 tax liabilities exceeding $50,000 in relation to the sale. As of June 30, 2021, the Company recorded a receivable of $1,500,000 for the outstanding purchase price. The entire sales price of $3,000,000 was recognized as realized gain. The Company’s assessment is that the amount will be paid in full and therefore has not set up any allowance in relation to the receivable.

Note 7 – Property and Equipment

Property and equipment consisted of the following as of June 30, 2021, and as of December 31, 2020, respectively:

	As of June 30, 2021	As of December 31, 2020
Computer equipment	$133,153	$133,153
Office equipment	66,500	66,500
Furniture and fixtures	73,323	73,323

	272,976	272,976
Less accumulated depreciation	(193,377)	(174,852)

Property and equipment, net	$79,599	$98,125

Depreciation expense related to property and equipment during the six months ended June 30, 2021, and 2020, respectively was $18,526 and $19,591.

Note 8 – Other Current Liabilities

Other current liabilities consisted of the following as of June 30, 2021, and 2020 respectively:

	As of June 30, 2021	As of December 31, 2020
Proxy token provision	$126,461	$118,848
Sales returns and allowances	160,013	103,803
Accrued COIN liability	1,686,252	1,417,269
Settlement Obligation	—	63,737
Other	785	—

Total	$1,973,511	$1,703,657

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

Note 9 – Stock Based Compensation

2016 Equity Plan

The Company approved the 2016 Equity Incentive Plan in June 2016 and authorized the issuance of options for up to 3,025,900 shares of Class A Common Stock that may be granted to directors, employees, and key consultants. In March 2018, the Company approved an increase in authorized options for up to 25,000,000 shares of Class A Common Stock. The stock options are exercisable at no less than the fair market value of the underlying shares on the date of grant. Generally, one quarter of the stock options vest one year after the vesting commence date with the remainder vesting 1/36th per month thereafter. The stock options generally have a term of 10 years. The following table summarizes the stock option activity during the six months ended June 30, 2021, and the twelve months ended December 31, 2020, respectively:

	Number of Option Shares	Weighted Average Exercise Price
Outstanding at December 31, 2019	16,996,140	0.95
Granted	15,320,000	0.01
Exercised	(7,388,935)	0.01
Forfeited	(11,828,724)	1.09

Outstanding at December 31, 2020	13,098,481	0.26
Granted	—	—
Exercised	—	—
Forfeited	(2,371)	8.67

Outstanding at June 30, 2021	13,096,110	0.16

Exercisable at June 30, 2021	11,565,748	0.68
Total vested or expected to vest	1,530,362	0.01

The following table summarizes unvested stock options as of June 30, 2021, and December 31, 2020, respectively:

	Number of Option Shares	Fair Value Per Share on Grant Date ($)
Non-vested at December 31, 2019	1,138,509	—
Granted	2,195,523	0.00 - 0.00
Vested	(390,180)	0.00 - 5.85
Forfeited	(777,003)	0.00 - 5.85

Non-vested at December 31, 2020	2,166,849	0.00 - 5.85
Granted	—	—
Vested	(634,116)	0.00 - 5.85
Forfeited	(2,371)	0.007

Non-vested at June 30, 2021	1,530,362	0.00 - 5.85

Total stock-based compensation (benefit) related to the issuance of stock options exercisable for shares of Class A Common Stock during the six months ended June 30, 2021, and 2020, respectively was $19,039 and $67,577, respectively.

The following table summarizes the assumptions used by the Company for calculating the fair value of the stock options and warrants using the Black-Scholes valuation model:

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

	June 30, 2021	December 31, 2020
Stock Option assumptions:
Risk-free interest rate	0.38%–0.64%	0.38%–0.64%
Expected volatility of common stock	25.4%–196.9%	25.4%–196.9%
Dividend yield	0	0%
Expected term (in years)	6.25	6.25

The Company did not issue any new stock options during the six months ended June 30, 2021, and therefore did not update its valuation assumption. Valuation assumptions will be updated if new stock options are issued to reflect the input parameters as off issuance.

Note 10 – Operating Leases and Liabilities

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) which was modified by subsequently issued ASUs 2018-01, 2018-10, 2018-11 and 2018-20 (collectively the “New Lease Standard”). The New Lease Standard requires organizations that lease assets (“lessees”) to recognize the assets and liabilities of the rights and obligations created by leases with terms of more than 12 months. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee remains dependent on its classification as a finance or operating lease.

In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements (“ASU 2018-11”). ASU 2018-11 provided additional relief in the comparative reporting requirements for initial adoption of the New Lease Standard. Prior to ASU 2018-11, a modified retrospective transition was required for financing or operating leases existing at or entered after the beginning of the earliest comparative period presented in the financial statements. ASU 2018-11 provided an additional transition method allowing entities to initially apply the New Lease Standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption without adjustment to the financial statements for periods prior to adoption.

The Company adopted the New Lease Standard effective January 1, 2019. The Company elected to apply the current period transition approach as introduced by ASU 2018-11 and the Company elected to apply the following practical expedients and accounting policy decisions.

The Company elected a package of transition expedients, which must be elected together, that allowed us to forgo reassessing certain conclusions reached under ASC 840. All expedients in this package were applied together for all leases that commenced before the effective date, January 1, 2019, of the adoption of the New Lease Standard. As a result, in transitioning to the New Lease Standard, for existing leases as of January 1, 2019, the Company continued to use judgments made under ASC 840 related to embedded leases, lease classification and accounting for initial direct costs. In addition, the Company has chosen, as an accounting policy election by class of underlying asset, not to separate non-lease components from the associated lease for all its leased asset classes. The Company determined to treat lease costs with an original maturity of less than one year as short-term lease costs and did not record a right-of-use asset or related lease liability for these leases, but rather continued to record rent expense for the six months ended June 30, 2021.

Operating lease right of use assets and operating lease liabilities relating to the operating leases are as follows:

	As of June 30, 2021	As of December 31, 2020
Right of use asset	$63,421	$95,132
Lease liability	$68,418	$102,814

The weighted average discount rate used to calculate the carrying value of the right of use assets and lease liabilities was 6.8% as this was consistent with the Company’s incremental borrowing rate.

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

Maturities of lease liabilities as of June 30, 2021 were as follows:

Year ending December 31,	Amount
2021	$34,734
2022	34,241

Total payments under lease agreements	68,975
Less: imputed interest	(1,077)

Total lease liabilities	$67,898

Rent expense during the six months ended June 30, 2021, and 2020, respectively was $12,000 and $89,635. The Company also recorded $31,710 of amortization of right to use asset for the six months ended June 30, 2021.

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

Note 11 – Stock Issuance and Stocks Payable

During the years ended December 31, 2019, and 2018, the Company received proceeds from the sale of certain shares of Class A Common Stock. For some of these sales the Company had not surrendered documentation to its transfer agent nor issued shares as of each respective year end. In connection with the receipt of proceeds from such sales, the Company had recognized $1,442,400 and $1,442,400, in Stocks Payable as an obligation on the balance sheets as of June 30, 2021, and December 31, 2020, respectively. The Company did not recognize any additional capital contributions in the six months ending June 30, 2021.

Note 12 – Stockholders Notes Payable

In August 2016, June 2017 and September 2017, the Company entered into unsecured note and warrant purchase agreements with one of its stockholders. The notes were in the amounts of $150,000, $80,000, and $100,000 and mature in 2020, 2021 and 2021, respectively. These notes bear interest at 8% per annum. In connection with the notes payable, the Company issued warrants to purchase up to 330,000 shares of Class A Common Stock at an exercise price of $1.00 per share. These warrants were valued at $101,087. The fair value of each warrant issued was treated as a debt discount, which will be amortized as interest expense over the life of the applicable note. The Company recognized $5,863 and $19,493 of interest expense pertaining to the amortization of the debt discount during the six months ended June 30, 2021, and 2020, respectively. The principal balance payable on these notes was $0 as of June 30, 2021 and was carried on the balance sheet, net of the discount for the warrant issued, at $0.

Note 13 – Loans Payable

Paycheck Protection Program Loan – In connection with the COVID-19 pandemic, Congress passed, and the then president signed, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) in March 2020 which, among other things, provides relief for businesses impacted by the pandemic. The Company applied for and received a loan in the amount of $987,610 from the Paycheck Protection Program made available under the CARES Act in 2020 and the Company applied and received an additional loan of $450,000 under the Paycheck Protection Program in April 2021 (each such loan, a “PPP Loan”). The PPP Loans are intended to offer businesses hurt by the COVID-19 pandemic economic assistance with the potential for the principal to be forgiven based on certain expenses incurred during the first 24 weeks after the issuance of the PPP Loan. The initial loan amount received of $987,610 and the related accrued interest balance of $11,260 were forgiven as of July 19, 2021. As a result, the Company reduced its PPP Loan balance by a total of $998,870 and recognized other income of the same amount as of June 30, 2021. The Company estimates that the remaining PPP Loan principal of $450,000 and accrued interest of $1,810 will be forgiven. However, if any portion of the outstanding PPP Loan is not forgiven, it will accrue interest at 1% and is to be repaid within two years.

Disaster Loan – The Company also applied for and received an Economic Injury Disaster Loan (“EIDL”) and an Emergency Grant from the SBA authorized under the CARES Act. The Company received the EIDL funds in the amount of $500,000 in April 2020. EIDL proceeds may be used to cover a wide array of working capital and normal operating expenses, such as continuation to health care benefits, rent, utilities, and fixed debt payments. As of June 30, 2021, and December 31, 2020, the Company had $515,464 and $513,510 outstanding on the EIDL loan respectively. The EDIL accrues interest at 3.75% per annum and matures 30 years after the grant date with payments due twelve months after the issuance date. The loan had not been forgiven and had $15,464 and $13,510 of accrued interest as of June 30, 2021, and December 31, 2020.

Note 14–Litigation

As of June 30, 2021, the Company had provisioned $30,000 for a potential vendor dispute settlement as of June 30, 2021. The Company had also settled a dispute with another vendor for $5,000 and released the corresponding provision of $42,000 during the six months ended June 30, 2021.

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

Note 15 – Stockholders’ Equity/(Deficit)

Stockholders’ Deficit

The Company authorized the issuance of 130,000,000 shares of Capital Stock, consisting of 60,000,000 shares of Class A Common Stock, $0.0001 par value per share, 40,000,000 shares of Class B Common Stock, $0.0001 par value per share, and 30,000,000 shares of undesignated preferred stock, $0.0001 par value per share. Holders of Class A Common Stock and Class B Common Stock have identical rights, including liquidation preferences, except that the holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted for a stockholder vote.

Public Offering

For the twelve months ended December 31, 2019, 705,606 shares of Class A Common Stock were issued for proceeds of $3,223,373, net of offering costs. The Company did not sell shares of Class A Common Stock in 2020 or in the six months ended June 30, 2021.

Common Stock Warrants

In August 2016, June 2017, September 2017 and October 2017, the Company entered into note and warrant purchase agreements with one of its stockholders. The warrants allow the stockholders to purchase an aggregate of 632,782 shares of Class A Common Stock at a price per share of $1.00. These warrants mature in 2020 and 2021. In 2020, warrants to purchase 150,000 shares of Class A Common Stock expired unexercised.

In February 2017, the Company entered into a secured credit agreement with a lender and issued warrants in conjunction with this borrowing allowing the purchase of 1,300,000 shares of the Company’s Class A Common Stock at a price per share of $1.00. These warrants mature in 2021.

In February 2016, the Company entered into an agreement with StartEngine Crowdfunding, Inc. (“StartEngine”) to host the Company’s public offering. The agreement provided for the issuance of a warrant to purchase 8,167 shares of Class A Common Stock based on the number of individual investors who invest through the StartEngine portal website. The warrant matures in 2021.

Note 16 – Income Taxes

A reconciliation of income tax expense computed at the statutory federal income tax rate to income taxes as reflected in the financial statements is as follows:

	As of June 30, 2021	As of December 31, 2020
Federal income tax expense at statutory rate	$806,740	$(1,058,748)
State income tax (net of Federal benefit)	201,764	(424,942)
Permanent differences	(199,900)	52,954
Change in valuation allowance	(807,804)	1,431,536

Total	$800	$800

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant components of the Company’s deferred tax assets are comprised of the following:

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

	As of June 30, 2021	As of December 31, 2020
Deferred tax assets:
Timing Differences of Deductions	472,566	861,472
Net Operating Losses Carryforwards	3,925,893	4,344,509
Tax Credit Carryforwards	185,072	185,072
Depreciation Differences	78,763	79,044

Total deferred assets	4,662,294	5,470,097
Less valuation allowance	(4,662,294)	(5,470,097)

Total	$—	$—

As of June 30, 2021, the Company had U.S. federal net operating loss carryforwards of $13,988,837, which may be available to offset future income tax liabilities and will expire in 2037. As of June 30, 2021, the Company also had California state net operating loss carryforwards of $14,150,821 which may be available to offset future income tax liabilities and will expire in 2037. The valuation allowance decreased by $807,804 and increased by $591,368 during the six months ended June 30, 2021, and 2020, respectively.

Under the provisions of the Internal Revenue Code, the net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant Stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has completed financings since May 2016 which may have resulted in a change in control as defined by Sections 382 and 383 of the Internal Revenue Code or could result in a change in control in the future.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of June 30, 2021, and 2020, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statements of operations.

Item 4. EXHIBITS

Exhibit Number	Description

2.1	Certificate of Incorporation of the Company (previously filed as Exhibit 2.1 to the initial Preliminary Offering Circular on June 17, 2016)

2.2	Certificate of Amendment of Certificate of Incorporation of the Company (Name Change) (previously filed as Exhibit 2.2 to the Form 1-A on December 10, 2018)

2.3	Certificate of Amendment of Certificate of Incorporation of the Company [filed herewith]

2.4	Bylaws of the Company, as currently in effect (previously filed as Exhibit 2.2 to the initial Preliminary Offering Circular on June 17, 2016)

4.1	Form of Subscription Agreement (previously filed as Exhibit 4.1 to the Semiannual Report on Form 1-SA on September 21, 2017)

4.2	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust dated August 12, 2016 (previously filed as Exhibit 4.2 to the second amended Preliminary Offering Circular on September 21, 2016)

6.1	2016 Equity Incentive Plan (previously filed as Exhibit 6.1 to the initial Preliminary Offering Circular on June 17, 2016)

6.2	Stock Purchase Agreement by and between the Company and Craig and Susanna Frownfelter dated June 9, 2016 (previously filed as Exhibit 6.3 to the Annual Report on Form 1-K on April 27, 2017)

6.3	2017 Bonus Incentive Compensation Plan (previously filed as Exhibit 6.3 to the Semiannual Report on Form 1-SA on September 21, 2017)

6.4	Promissory Note by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated June 23, 2017 (previously filed as Exhibit 6.4 to the Semiannual Report on Form 1-SA on September 21, 2017)

6.5	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated June 23, 2017 (previously filed as Exhibit 6.5 to the Semiannual Report on Form 1-SA on September 21, 2017)

6.6	Credit Agreement, dated February 28, 2017, by and between XY – the Findables Company and CRIM, LLC (previously filed as Exhibit 6.1 to the Current Report on Form 1-U on March 3, 2017)

6.7	Transfer Agent and Registrar Agreement, dated March 13, 2017, by and between XY – the Findables Company and VStock Transfer, LLC (previously filed as Exhibit 6.1 to the Current Report on Form 1-U on March 17, 2017)

6.8	Promissory Note by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated September 25, 2017 (previously filed as Exhibit 6.8 to the Form 1-A on October 26, 2017)

6.9	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated September 25, 2017 (previously filed as Exhibit 6.9 to the Form 1-A on October 26, 2017)

6.10	Class A Common Stock Warrant by and between the Company and Arie Trouw dated October 4, 2017 (previously filed as Exhibit 6.10 to the Form 1-A on March 19, 2018)

6.11	Promissory Note by and between the Company and Arie Trouw dated October 4, 2017 (previously filed as Exhibit 6.11 to the Form 1-A on March 19, 2018)

6.12	Registered Transfer Agent Agreement by and between the Company and FundAmerica Stock Transfer, LLC dated September 2, 2016 (previously filed as Exhibit 6.3 to the second amended Preliminary Offering Circular on September 21, 2016)

6.13	Technology Services Agreement by and between the Company and FundAmerica, LLC dated September 2, 2016 (previously filed as Exhibit 6.4 to the second amended Preliminary Offering Circular on September 21, 2016)

7.1	Asset Purchase Agreement, dated July 6, 2018, by and among the Company, Parallel Holding Company Inc., Kevin Weiler, Graham McBain and LayerOne Acquisition LLC (previously filed as Exhibit 7.1 to the Current Report on Form 1-U on July 12, 2018)

8.1	Escrow Services Agreement by and between the Company and Provident Trust Group, LLC dated September 7, 2016 (previously filed as Exhibit 8.1 to the second amended Preliminary Offering Circular on September 21, 2016)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XY Labs, Inc.

By:	/s/ Arie Trouw
Name:	Arie Trouw
Title:	Chairman and Chief Executive Officer

Date:	September 28, 2021

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Arie Trouw, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Arie Trouw Arie Trouw	Chief Executive Officer and Director	September 28, 2021

/s/ Arie Trouw Arie Trouw	Chief Financial Officer	September 28, 2021